UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. _3_)

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,875,962
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,875,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,875,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.16%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D

CUSIP No. 42365Q103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,875,962
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,875,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,875,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.16%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 18, 2020 (the "Original 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 6, 2021 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on July 28, 2021 ("Amendment No. 2") and together with the Original 13D, Amendment No.1, Amendment No. 2 and Amendment No. 3, the ("Schedule 13D"), with respect to the Class A Common Stock, par value $0.0001(the "Class A Common Stock") of Hemisphere Media Group, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 1,875,962 shares of Class A Common Stock of the Issuer. The Reporting Persons used a total of approximately $20,360,405 to acquire the Class A Common Stock reported in this Schedule 13D. The Class A Common Stock was purchased with the investment capital of the private funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,875,962 shares of Class A Common Stock, constituting 9.16% of the shares of Class A Common Stock, based upon 20,484,602 shares of Class A Common Stock issued and outstanding as of August  5, 2021 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2021, filed with the Securities and Exchange Commission on August 9, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class A Common Stock; has the shared power to vote or direct the vote of 1,875,962 shares of Class A Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class A Common Stock; and has the shared power to dispose or direct the disposition of 1,875,962 shares of Class A Common Stock.

(c) Information concerning transactions in the shares of Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Class A Common Stock listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or procedes from the sale of, the shares of Class A Common Stock held by the private funds advised by Edenbrook.

(e)  Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2021
Dated
EDENBROOK CAPITAL, LLC /s/ Jonathan Brolin
Name: Jonathan Brolin Title: Managing Member
/s/ Jonathan Brolin JONATHAN BROLIN

SCHEDULE 13D

Schedule A

This Schedule 13D sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Persons since the last filing. All transactions were effectuated in the open market through a broker.

Trade Date	Shares	Price
8/3/2021	185	12.3956
8/4/2021	3,121	12.3901
8/5/2021	100	12.3600
8/9/2021	1,700	12.3653
8/10/2021	9	12.4000
8/12/2021	1,642	12.3765
8/13/2021	13,243	12.2848
8/16/2021	10,000	11.9987
8/16/2021	20,000	11.9711
8/17/2021	24,300	11.6403
8/18/2021	15,332	11.5898
8/19/2021	1,890	11.4748
9/14/2021	33,410	11.5163
9/14/2021	3,800	11.5000
9/15/2021	5,940	11.3448
9/15/2021	12,190	11.3876
9/16/2021	3,000	11.4000
9/16/2021	149	11.3500
9/17/2021	5,203	11.1700
9/20/2021	7,075	11.0097
9/22/2021	80,000	12.1500